Exhibit 1

Wescast Industries Inc.

RENEWAL ANNUAL INFORMATION FORM
For the Year Ended December 28, 2003

May 3, 2004

Presentation of Information

Unless otherwise indicated, all information in this Annual Information Form ("AIF") is presented as at and for the year ended December 28, 2003 and amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles.

Documents Incorporated by Reference

The following documents are incorporated by reference into this AIF: (i) Wescast Industries Inc.'s Management's Discussion and Analysis for the year ended December 28, 2003, and (ii) Wescast Industries Inc.'s consolidated financial statements and accompanying notes for the year ended December 28, 2003. These documents have been filed with applicable securities regulators in Canada and may be accessed at www.sedar.com and have also been filed with the Securities and Exchange Commission in the United States.

Forward-Looking Statements

The contents of this Annual Information Form (and the documents incorporated by reference) contain statements which, to the extent that they are not recitations of historical fact may constitute forward-looking information made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include financial and other projections as well as statements regarding Wescast Industries Inc.'s ("Wescast") future plans, objectives, performance or the Company's underlying assumptions. The words "expect," "anticipate," "intend", "estimate" and "believe" or other similar words and phrases are intended to identify forward-looking statements. Persons reading this Annual Information Form are cautioned that such statements are only predictions, and that Wescast's actual future results or performance may be materially different.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, global economic and industry conditions causing changes to production volumes, changes in raw material and other input costs, price reduction pressures, dependence on certain vehicles and major Original Equipment Manufacturer (OEM) customers, program launch delays, currency exposure, contract negotiations with the unionized workforce, failures in implementing Wescast's strategy, technological developments by Wescast's competitors, government and regulatory policies and changes in the competitive environment in which Wescast operates. Wescast does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form or to reflect the occurrence of unanticipated events, except as required by law.

CORPORATE STRUCTURE

Name and Incorporation

Pursuant to articles of amalgamation dated October 31, 1994, Wescast Industries Inc. amalgamated with Western Machining Inc. and LFT Investments Ltd. under the Business Corporations Act (Ontario) to form Wescast Industries Inc. ("Wescast"). References to "Wescast" or the "Company" in this Annual Information Form ("AIF") include Wescast Industries Inc. and its subsidiaries. Wescast's corporate office is located at 150 Savannah Oaks Drive, Brantford, Ontario, N3T 5L8. Wescast's registered office is located at 200 Water Street, Wingham, Ontario, N0G 1N0.

Intercorporate Relationships

The following is a list of subsidiaries of Wescast Industries Inc. as of December 28, 2003 and their respective jurisdictions of incorporation. The corporate structure of Wescast Industries Inc., including its direct and indirect subsidiaries with the jurisdiction of incorporation of each indicated in italics is shown below. Unless otherwise indicated, all subsidiaries are 100 per cent owned.

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GENERAL DEVELOPMENT OF THE BUSINESS

Wescast is the successor to a company founded in 1901. The Company currently operates in the automotive industry, where substantially all of its revenues are generated through the sale of exhaust manifolds and brake and suspension components.

On November 1, 1994, Wescast completed an initial public offering of Class A Subordinate Voting Shares and began trading its shares on the NASDAQ Stock Market.

In January 1996, Wescast's Class A Subordinate Voting Shares commenced trading on the Toronto Stock Exchange.

In early 1998, Wescast acquired a 49% joint venture interest in United Machining Inc. ("UMI"). The Michigan Minority Business Development Council certified UMI as a "minority" supply source. This certification enables UMI to bid on business that it might otherwise not be able to.

Since 1998, Wescast has established sales and product development centres in the United States, Germany and in the United Kingdom as well as sales representation in France. These initiatives were intended to support the Company's present and future customers and to assist in continued growth.

In 2000, a state of the art casting facility in Wingham, Ontario was successfully launched. Also in 2000, Wescast moved its US joint venture, UMI, into a new expanded production facility to accommodate increased volumes. In 2000, an addition to the Wingham machining facility was completed to provide for additional machine lines to accommodate new programs.

During 2001, the Company continued expansion of its global sales network as well as its technology, design and research and development capabilities. In addition, Wescast invested resources in new product development of hot-end solutions and turbocharger housings.

In 2001, Weslin Industries Inc., a joint venture between Wescast and Linamar Corporation, commissioned a state of the art foundry and integrated machining facility. This facility is located in Oroszlany, Hungary.

During 2001, the decision was made to close Wescast's stainless steel facility in Stratford. As of June 30, 2002, all production programs of the stainless steel business were transferred to other manufacturers. Several of the related manufacturing assets have been transferred to other operating facilities and we are currently pursuing buyers for the remainder of the assets.

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In 2002, Wescast became one of the first foundries to achieve ISO/TS 16949 certification at all five of its Ontario manufacturing facilities. This certification recognizes Wescast's strong commitment to customer requirements and quality.

On September 12, 2002, Wescast entered the chassis segment with the acquisition of 100% of Georgia Ductile Foundries, LLC (renamed Wescast Industries Cordele, LLC, "Cordele"). Cordele is a manufacturer of sand cast iron components primarily for the automotive industry, focusing on suspension and brake components. The total purchase price, including the assumption of debt, was $123 million. The Company believes that this acquisition can provide strategic value by accelerating Wescast's diversification strategy into non-powertrain components.

During 2002, Wescast completed construction of a new Technical Development Centre and Corporate Office ("TDC"). The TDC is the home for the corporate support group including the technical teams which have been relocated from various facilities. It consolidates all of the Company's research and development, product design and testing activities in one state-of- the- art facility. The TDC also houses a mini-foundry and a machine shop for making prototypes and for advanced engineering projects.

A sales and design office located in Yokohama, Japan, opened in late October, 2003. Wescast believes that increasing its presence with full-time local support will provide benefits to current and new customers within the Asian market. This office is expected to network with the Company's other sales and design centres in North America and Europe to design and develop cast products and systems for the powertrain and chassis segments.

During the fourth quarter of 2003, the Company completed its impairment test of the goodwill acquired in conjunction with the 2002 acquisition of Cordele. The impairment test was carried out to determine whether the fair value of the Cordele operation supported the carrying value of the operations' net assets including goodwill. As a result of the review, it was concluded that the goodwill was fully impaired. The Company recorded a pre-tax non-cash goodwill impairment charge of $41.5 million ($27.4 million, after tax) related to its chassis segment. The goodwill impairment charge reflects the ongoing volatility associated with the business outlook for the chassis segment. Some of the key factors that had an impact on the impairment test and affect the outlook include:

  challenging market conditions that include a growing amount of open foundry capacity in the industry, combined with increased offshore competition based in low-cost countries and pricing pressures;

  the escalation in raw material and electricity costs; and

  inconsistent operating performance of equipment.

On March 10, 2004, Wescast and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation, pursuant to the terms of the

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joint-venture agreement between the parties. As of March 10, 2004, negotiations between the parties are ongoing; as a result the financial impact of the transaction is not yet known.

In 2004, the Company expects that the focus of the core powertrain segment in North America will continue to be to become more cost-competitive in an effort to address the significant pressure on pricing that is being exerted by customers. This pressure has intensified with the growing threat from competitors based in low-cost countries, especially China. To meet this challenge, the Company intends to continue to pursue aggressive year-over-year cost-reduction targets in these operations. Progress has been made toward achieving these targets by applying the Company's HEART participative management process (discussed below under "Description of the Business - Human Resources") and continuous improvement focus. To date, many cost-reduction initiatives have been proposed and are being implemented.

The Company intends to also continue to focus on growth and diversification through the expansion of its customer base, product offerings and geographic coverage.

The Company believes that the efficiency gains targeted in the Company's core powertrain segment will create available foundry capacity that can be utilized to support the production needs of automakers with operations in North America who are not current customers of the Company, or can be utilized to produce new products that fit the focus of these manufacturing operations. In 2003, a dedicated team was assembled to review and develop business case recommendations on specific products meeting these criteria. This team will continue to evaluate new opportunities in 2004.

The Company plans to maintain its commitment to fund research and development activities, specifically:

  the deployment to customers of the "hot-end solutions" strategy;

  the continued development of high-temperature alloys; and

  the validation of new product opportunities that can utilize existing foundry-capacity.

The Company expects that the focus of the chassis segment in 2004 will be on improving manufacturing efficiencies and demonstrating consistent operating performance. The continued investment in the growth initiatives in the Company's chassis segment is expected to impact earnings in 2004. This operation, while expected to demonstrate improved performance, is not expected to be profitable in 2004 as it continues to ramp up production.

The Company plans to continue to evaluate both the threat and opportunities that may exist in the emerging automotive industry in Asia, especially China. A cross-functional team visited many customers and prospective business partners in Asia in 2003 and continues to review specific opportunities that would enable Wescast to participate in this market.

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DESCRIPTION OF THE BUSINESS

General

Wescast designs, casts, machines and assembles high-quality engineered iron products for the automotive industry. Its resources are strategically aligned to meet the unique customer-specific requirements within two product segments, powertrain and chassis components. The Company believes that the combination of its design and high-quality manufacturing creates unique value for the customers in the markets that it serves.

The exhaust manifold is a critical engine component because its design affects overall engine performance, including fuel efficiency, output horsepower, effectiveness of the catalytic converter, environmental emissions and engine sound volume. The production of exhaust manifolds is essentially a two-step process consisting of: (1) casting, which is the pouring of molten iron into sand molds; and (2) machining, which is the finishing of the raw exhaust manifold by milling, drilling, tapping, assembling and testing by highly-automated machines to prepare the exhaust manifold for final assembly on the engine. Wescast's exhaust manifolds are made of ductile iron or high alloy SiMo ductile iron, cast at modern foundries in Brantford and Wingham, Ontario and in Oroszlany, Hungary. They are machined in Wingham and Strathroy, Ontario, Sterling Heights, Michigan and in Oroszlany, Hungary. The manifolds are designed, engineered and manufactured in close collaboration with the Company's customers to meet their performance, pricing and quality requirements.

The powertrain segment is focused on the design and manufacturing of exhaust system components for sale primarily to the Ford Motor Company, General Motors and DaimlerChrysler ("the Domestic Big 3") as well as Tier 1 customers for car and light truck markets in North America and Europe. The Company's powertrain operations in North America are well established and in 2003 represented 87% of consolidated sales.

The segment's European operations are conducted through Weslin Industries Inc. ("Weslin"), a relatively new operation constructed and jointly owned by Wescast and Linamar Corporation. The European operation, which was in pre-production mode in 2002, represents a developing business and comprised 4.3% of the Company's consolidated sales in 2003. On March 10, 2004, the Company and Linamar Corporation announced Wescast's intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation, pursuant to the terms of the joint-venture agreement between the parties. As of March 10, 2004, negotiations between the parties are ongoing; as a result the financial impact of the transaction is not yet known.

The chassis segment is focused on the design and manufacture of brake and suspension components for sale to the Domestic Big 3 and Tier 1 customers in the car and light truck markets. This segment manufactures front and rear ductile iron knuckles which connect the wheels, brake calipers, brake rotors, control arms, and steering arms to the chassis of the vehicle. The marriage between these components allows the suspension to turn, move up and down, hold the brake from rotating, and allows the wheel to spin. The chassis segment also manufactures ductile iron brake calipers, brake anchors and brake adaptors used in disc brake

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assemblies. The caliper is attached to the brake anchor/adaptor and holds the brake disc pad. Brake adaptors also have application for rear disc brake assemblies with parking brakes. The production of these brake and suspension components is essentially the same as for manifolds which involves the pouring of molten iron into sand molds. The Company does not currently machine any of these cast components.

The Company entered the chassis segment on September 12, 2002 with its acquisition of Cordele. This business, which was acquired while it was still in a start-up phase, is also a developing business, serving a North American customer base. In 2003, the chassis segment represented 8.7% of the Company's consolidated sales.

In 2003, Wescast's operations were conducted primarily in Canada, the United States and Hungary; however, most of its products were exported to the United States and the United Kingdom (approximately 94.2% and 5.6% of total revenues in 2003, respectively, compared to 97.3% and 2.7% of total revenues in 2002, respectively). For the 2003 fiscal year, consolidated sales to the Company's three largest customers, Ford Motor Company, General Motors and DaimlerChrysler amounted to 84% (compared to 95% of consolidated sales in 2002).

Sources, Pricing and Availability of Raw Materials

The Company's production costs are dependent on the price of certain raw materials and other commodities, including scrap steel, molybdenum ("moly") and electricity. Increases in any or all of these costs will cause the cost of production to rise. Under current sales contracts the Company can pass only a portion of these cost increases on to customers. For reference purposes, a CDN$10.00 increase in the per ton price of scrap steel, or a US$1.00 per pound increase in the price of moly, would be expected to result in annualized increases in operating costs, net of recoveries from customers, of CDN $0.5 million and CDN $1.0 million, respectively. Scrap steel prices have increased from CDN $150 per ton in 2001 to CDN $227 per ton in 2003. Moly prices have increased from US $3.27 per pound in 2001 to US $6.78 per pound in 2003. The inability to maintain current sources for raw materials or energy or to develop alternate sources at competitive prices and quality could adversely affect the Company's financial condition and results of operations.

Seasonality

Historically, Wescast's sales and production volumes are generally lower in the months of July and August of each year due to summer shutdowns and model changeovers by the OEMs. Also, North American production volumes are usually lower during the months of December and January of each year because of the Domestic Big 3 shutdowns associated with the Christmas and New Year's holiday season.

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Recent Trends in the Automotive Industry

The Company believes that the following industry trends are driving opportunity and placing demands on suppliers.

Increasing pricing pressure on automotive suppliers

Lowest cost has become the single most important deciding factor by the Domestic Big 3 in sourcing new business to automotive suppliers. This has been caused by the fierce competition amongst themselves and the extreme financial pressure and loss of market share that the Domestic Big 3 have been experiencing. Increasing price reduction pressures from the Company's customers could reduce profit margins. Historically, the Company has entered into, and will continue to enter into, supply agreements with its customers that provide for, among other things, price concessions over the term of the agreement. In the past, these concessions have been largely offset by cost reductions resulting from product and process improvements. The competitive global automotive industry environment has caused these pricing pressures to intensify. To the extent that these price reductions continue in the future and are not offset through cost reductions, the Company's future profit margins may be adversely affected.

Evolving role of automotive suppliers with respect to technology and innovation

OEMs have downloaded more and more responsibility for technology and design to Tier 1 suppliers such as Wescast. Suppliers are expected to bring new technology through design, new materials and new processes to help OEMs gain an edge with respect to competition.

Increasing outsourcing, systems integration and modularization

As the Domestic Big 3 strive to reduce capital expenditures and operating expenses, they have increasingly outsourced their requirements for assemblies and components. This is one of the reasons that Wescast has seen its machining penetration increase over recent years, along with an increase in sub-assembly work performed at Wescast's machine shops. In 2003, Wescast's machining penetration increased from 63% to 78% (meaning Wescast machined 78% of the manifolds that it cast). Wescast believes that the significant cost and competitive pressures faced by the Domestic Big 3, combined with the expansion in the capabilities of their suppliers, has resulted in the Domestic Big 3 looking to their suppliers to design and deliver fewer components and more automotive "systems" which reduces complexity and costs for the Domestic Big 3.

Globalization and consolidation of the automotive supply base

The Domestic Big 3 are working to reduce the number of suppliers they have and fewer, larger, competent suppliers with global reach and capabilities will emerge. Tier 1 suppliers such as Wescast are required to have the financial strength, technical capabilities and geographic reach required to support the design, engineering, manufacturing, sales and program support needs of the Domestic Big 3 in many of the countries. The cost pressure faced by the Domestic Big 3 has resulted in the development by them of global platforms. In order to achieve economies of

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scale on a worldwide basis, the Domestic Big 3 are increasingly developing vehicles based on common platforms. These "world cars" result in significantly reduced design, development and engineering costs and maximize the purchasing power of the Domestic Big 3 with respect to raw materials required in their production.

Powertrain technology

Trends that specifically impact the Company's core manifold business are those inherent to the internal combustion engine. These trends will continue driving current and future engine technology for quite some time and these include better engine performance, tighter emission regulations, lower cost, better fuel economy, lower weight and higher temperature requirements.

New engine technologies

Wescast continues to monitor new engine technologies, including fuel cell technology. The Company believes that there are several barriers to the success of fuel cell technology which include:

  the relative cost of the product. The fuel cell stack and hydrocarbon reformer components are very expensive, as high as 4-10 times the cost of an internal combustion engine;

  hydrogen infrastructure would require hundreds of billions of dollars to implement and refit existing fuel stations;

  competitive technologies such as the internal combustion engine and hybrid technology (which requires an exhaust manifold) will continue to make improvements with respect to emissions and fuel economy to counter this possible threat; and

  fuel cell technology will encounter political barriers as a large number of businesses and employment stem from the existence of the internal combustion engine.

Competition

The exhaust manifold and suspension and brake component businesses are highly competitive. The Company believes that the primary elements of this competition are price, quality and service, including delivery time. The worldwide demand for exhaust manifolds is basically satisfied by two distinct types or styles of manifold designs: fabricated and cast. Wescast's manifold production is exclusively focused on cast manifolds. A cast manifold is produced using various grades of ductile iron, each with different temperature and performance characteristics, using a green sand mould process. The manufacture of fabricated manifolds involves the bending and welding of steel tubes to meet the shape and style of the product design. In North America, the use of cast iron manifolds has traditionally dominated the marketplace. Cast manifold designs are currently estimated by the Company to represent over 70% of the overall demand for manifolds in North America. In other parts of the world fabricated manifolds command a far greater share of the marketplace. The Company estimates that 50% of the current worldwide demand for exhaust manifold production is represented by fabricated designs. The difference in demand is influenced by customer preferences, historical use and production volume levels.

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Wescast's overall share of the North American exhaust manifold market totalled approximately 55% in fiscal year 2003 (down from approximately 61% in fiscal year 2002), based upon the total number of passenger cars and light trucks produced in North America. The decrease in market share was mainly due to program losses with DaimlerChrysler, which occurred in the latter part of 2002. Also contributing to the decline in volume was the partial transfer of the production requirements for the Ford 4.0L program to Weslin during 2003. These decreases were partially offset by increased sales volumes to General Motors, primarily due to the strength of the GEN III light truck programs, and the growth of sales volumes with Nissan.

Wescast believes that it has distinguished itself from its North American and international competitors by its plant-exclusive focus on manufacturing cast exhaust manifolds. Wescast believes this focus enables it to produce a comparatively low-cost cast exhaust manifold, which meets or exceeds the rigorous design, quality and delivery requirements of its customers. Wescast also believes this specialization has enabled it to become a technological leader in the manufacture of exhaust manifolds and to capture efficiencies by reducing variation in its manufacturing processes. The Company's exhaust manifold design, development, quality and production capabilities have been recognized by its customers on numerous occasions.

The Company's competitors include U.S. and international suppliers who may enjoy lower labour and other costs and may not be subject to the currency risks that the Company bears. While the Company is the largest producer of exhaust manifolds for the North American market, many of its competitors or potential competitors are larger and more diversified and have greater resources than the Company. There can be no assurance that Wescast's business will not be adversely affected by increased competition in the market in which it currently operates or in markets in which it will operate in the future, or that the Company will be able to improve or maintain its profit margins on sales to OEMs or their suppliers.

Research and Development Activities

Wescast spent approximately $7.8 million in 2003 on research and development, reflecting investments in expanded design and testing capabilities as well as focused new product and material development.

Wescast believes that its engineering and design capabilities are well suited to meet the changing needs of its current and potential customers. Wescast believes that such customers are faced with, among others, the following specific needs:

  the need to reduce engine emission levels;

  the need to deal with higher engine temperatures;

  the need to meet customer-driven demand for high horsepower levels, given the constraints above; and

  the potential for an increased use of diesel-powered vehicles in North America to help meet fleet emission levels.

In 2003, the R&D group evaluated the business viability and manufacturability of potential new materials for various applications, continued its efforts to optimize exhaust manifold design for close-coupled catalytic converter applications, filed four provisional patents for hot-end systems technology, conducted successful welding trials on various stainless metals; and

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successfully performed a trial build of a close-coupled catalytic converter for a major OEM and successfully tested these parts in conjunction with the OEM.

The Company expects to maintain its commitment to fund research and development activities, specifically:

  the deployment to customers of the "hot-end solutions" strategy;

  the continued development of high-temperature alloys; and

  the validation of new product opportunities that can utilize existing foundry capacity.

Environmental

Wescast has committed to establish and maintain sound environmental practices. The ISO 14001 Environmental Management System International Standard is now integrated into the culture of Wescast. The most significant benefit from implementing ISO 14001 is the ability to demonstrate, through third party verification, Wescast's degree of success to protection of the environment. The Company continuously monitors and controls the impact of all production processes, and has developed policies, which in conjunction with its compliance with laws and regulations, have the objective of assuring a safe and healthy environment for its employees and communities.

Internal environmental compliance audits and internal and external system audits are performed two times per year. Through the Company's standardized Environmental Operating System (EOS) measurables at all of its facilities, it monitors opportunities to maximize recycling opportunities, reduce waste, employ efficient energy management and encourage the sharing of best management practices.

Environmental reports are provided to the Wescast Board of Directors four times per year. These reports include information regarding external and internal audit findings, reportable spills, if any, impact of new or pending legal requirements, complaints received, if any, and the status of applications for various approvals to the Ministry of the Environment.

Wescast believes that, to date, environmental laws and regulations have not had a material affect on Wescast's operations or financial condition. During the year, the cost to operate and maintain emission control equipment and other environmental operating expenses at our Ontario facilities was approximately $5.0 million. Spending on capital improvements at these facilities relating to environmental practices was approximately $750,000. Wescast is not aware of any material environmental liabilities facing the Company.

Wescast does not anticipate that environmental laws and regulations will have a material effect on Wescast's operations or financial condition in the future. The Company anticipates that in future years the amount of annual expenditures in respect of environmental operating expenses will remain substantially similar to such expenditures this year.

Human Resources

As at December 28, 2003, Wescast had approximately 2,077 employees (including expatriates at Weslin Autoipari Rt. but excluding employees of the joint ventures at Weslin Autoipari Rt. in Hungary and United Machining Inc. in Michigan). The Canadian Auto Workers ("CAW")

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union represents approximately 54% of these employees pursuant to four collective agreements. The agreement relating to Wescast's two Wingham casting facilities and currently representing 418 employees was successfully settled during 2002. Collective labour agreements in place at the Wingham Machining, Strathroy Machining and Brantford Casting facilities, representing 668 CAW employees, will expire in 2004. The Company believes that relations between the CAW and management are good and that these collective agreements will be successfully renegotiated.

Wescast believes that an integral part of its success is due to each employee's effort to maintain a commitment to excellence. In the late 1980's, Wescast began the process of developing a participative management process designed around the principles of identity, participation, competence, and equity. The formal plan became effective on July 1, 1989, and was named HEART (Helping Everyone Achieve Rewards Together). The components and structure of the plan, including an employee bonus plan, are reviewed and updated on a regular basis.

Principal Properties

The Company's principal facilities as at April 1, 2004 are listed below:

Canada
200 Water Street, Wingham, Ontario	160,000 square foot owned facility; used to cast exhaust manifolds
R.R.#4, Wingham, Ontario	125,600 square foot owned facility; used to cast exhaust manifolds

799 Powerline Road W., Brantford, Ontario	136,500 square foot owned facility; used to cast exhaust manifolds
100 Water Street ,Wingham, Ontario	121,400 square foot owned facility; used to machine exhaust manifolds
28648 Centre Road, Strathroy, Ontario	121,000 square foot owned facility; used to machine exhaust manifolds
150 Savannah Oaks Drive Brantford, Ontario	78,000 square foot owned facility, used to house the design and corporate support group. It houses a mini-foundry and machine shop

Hungary
50% owned joint venture
2840 Oroszlany, Szent Borbala u. 16	225,000 square foot owned facility; used to cast and machine exhaust manifolds

United States
402 George Mathews Drive, Cordele, Georgia	147,200 square foot owned facility, used to cast suspension and brake components
49% owned joint venture
6300 - 18 ½ Mile Rd Sterling Heights, Michigan	80,000 square foot leased facility; used to machine exhaust manifolds

Wescast currently operates its manufacturing facilities on a multi-shift basis. Wescast believes that its existing facilities, and the facilities expected to be in operation during calendar 2004, will be adequate to meet its anticipated production requirements for the foreseeable future, although new business opportunities may require the acquisition or construction of additional facilities or the expansion of existing facilities.

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Risk Factors

Economic downturn

An economic downturn could have a negative impact on the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, oil prices and international conflicts. The current consensus of industry forecasts project relatively stable markets in Europe and North America in 2004. There can be no assurance that the Company will correctly predict European and North American markets in which it competes.

Dependency on one class of products

The Company is currently dependent on one class of products, cast iron manifolds, and could be negatively impacted by heightened competition, including the intensification of price competition and the entry of new competitors, both domestic and foreign, particularly those based in low-cost countries such as China. The introduction by competitors of new manufacturing techniques or types of products could also have an adverse impact on the Company's results.

Dependency on certain customers' sales

The Company is largely dependent upon three customers, the Domestic Big 3. As a result, it is exposed to any loss in market share or less-than-projected light vehicle sales by General Motors, the Ford Motor Company and/or DaimlerChrysler, for which the Company supplies powertrain components.

Loss of significant engine programs

The loss of all or a significant number of engine programs or successor engine programs would have a material adverse effect on Wescast's financial condition and results of operations. A significant amount of the Company's planned production over the next few years is attributable to current purchase orders and other arrangements with its customers to provide production tooling and exhaust manifolds for certain programs. These orders and arrangements are effectively subject to termination by either party at any time.

Government regulations

The Company could be negatively impacted by government regulations, including U.S. Corporate Average Fuel Economy standards or emissions regulations and Canadian, European and American federal, provincial, state and local environmental laws and regulations that have an adverse impact on the automotive industry. The Company is focused on innovations that will allow the Company to take advantage of these changes.

Labour negotiations

Collective labour agreements at three plants (Wingham Machining, Brantford Casting and Strathroy Machining) in Canada expire in 2004. An inability to negotiate and secure new

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collective agreements would negatively impact the Company's ability to fulfill its obligations to its customers. At this time, management of the Company believes all of these collective agreements will be successfully renegotiated.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	(thousands of dollars, except per share data)
		Year Ended
	December 28,	December 29,	December 30,
	2003	2002	2001
Sales	$475,800	$424,207	$383,502
Earnings from continuing operations	$8,268	$60,040	$66,038
Net earnings	$8,268	$60,040	41,270
Earnings from continuing operations per common share	$0.63	$4.59	$5.11
Diluted earnings from continuing operations per common share	$$0.63	$4.59	$5.01
Net earnings per common share	$$0.63	$4.59	$3.19
Diluted net earnings per common share	$$0.63	$4.59	$3.12
Dividends paid per common share	$$0.48	$0.48	$0.48
Total Assets	$561,135	$596,754	$452,762
Total long-term interest bearing debt	$36,072	$46,576	$4,614

NOTES:

  On September 12, 2002, the Company acquired 100% of Georgia Ductile Foundries, LLC. During 2003, Georgia Ductile Foundries, LLC was re-named Wescast Industries Cordele, LLC ("Cordele"). During the fourth quarter of 2003, the Company performed its annual impairment test of the goodwill that was acquired in conjunction with the acquisition, which requires management to estimate the fair value of the reporting unit. The fair value of the reporting unit was estimated using the expected present value of future cash flows. Based on changes in the current business environment and future outlook for the chassis segment since the date of acquisition, the impairment analysis indicated that the full carrying value of the goodwill was impaired. As a result, a total non-cash charge of $41,485, or $27,380 after tax, was recognized. The key factors that impacted the impairment test and affected the outlook for the chassis segment included: challenging market conditions that include a growing amount of open foundry capacity in the industry, combined with increased offshore competition based in low cost countries, and pricing pressures; the escalation in raw material and electricity costs; and inconsistent operating performance of equipment.
  During 2002 the Company amended its stock option plan to authorize the grant of tandem stock appreciation rights in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants have the choice of exercising stock options or receiving cash from the Company for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. The initial impact of the amendment to the plan, recorded in the second quarter, was a non-cash charge to earnings of $14,905, reported as stock based compensation expense for options issued in prior periods. However as a result of the decline in the share market price since the amendment of the plan, stock-based compensation expense, including the initial impact, was $5,277 for 2002.
  December 30, 2001, comparative amounts have been reclassified to report discontinued operations.
  In 2001, the Company changed its accounting policy with respect to the computation of earnings per share to that issued by the Canadian Institute of Chartered Accountants in December 2000. The main effect of the change to the Company's financial statements is in the calculation of diluted earnings per share which is now calculated using the treasury stock method instead of the imputed interest method. This change in accounting policy has been applied on a retroactive basis and the comparative numbers have been restated accordingly. The effect of the change for the year ended December 30, 2001 was an increase of $0.04 to diluted net earnings per share.
  Common shares referred to above includes both Class A Subordinate Voting Shares and Class B Common Shares.
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Dividend Policy

Wescast started paying cash dividends on its common shares (the Class A Subordinate Voting Shares and Class B Common Shares) on a quarterly basis in 1995. Unless the Board of Directors determines otherwise, the Company's policy is to generally set its annual dividend to approximately 10% of the previous year's net earnings. Its current intention is to pay quarterly dividends of $0.12 per share in 2004. The declaration and payment of dividends is at the sole discretion of the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The information that appears under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 17 through 45, inclusive, of the 2003 Annual Report is incorporated herein by reference.

MARKET FOR SECURITIES

The Class A Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol WCS.A and on the NASDAQ under the trading symbol WCST. The Class B Shares are not listed on a stock exchange. The holders of the Class A Subordinate Voting Shares are entitled to one vote per share. The holders of the Class B Shares are entitled to 5 votes per share.

Takeover Bid Protection

The Company and the holders of Class B Shares entered into an agreement on November 1, 1994 (as amended by agreement dated January 1, 1996, the "Coattail Agreement") with a trustee (the "Coattail Trustee") in order to provide the holders of Class A Subordinate Voting Shares with specified rights in the event that a takeover bid (as defined under Ontario securities law) having certain characteristics is made for the Class B Shares. A takeover bid is generally defined under Ontario securities laws as an offer to acquire outstanding equity or voting shares by an offeror who, after the bid, would own more than 20% of the shares of the class which is the subject of the bid. Under securities law applicable in Canada, and apart from the Coattail Agreement, an offer to purchase Class B Shares would not necessarily require that an offer be made to purchase Class A Subordinate Voting Shares.

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DIRECTORS AND OFFICERS

Directors

The following table sets out the directors of Wescast as at April 1, 2004 and for each director his or her municipality of residence, principal occupation during the 5 preceding years and the period each director has served as a director. All directors are elected on an annual basis at the Annual General Meeting.

Name and Municipality	Director		Principal Occupation During the
of Residence	Since	Position	Five Preceding Years

Edward G. Frackowiak (2) (4)	1992	Executive Chairman of the	Executive Chairman of the Company
Oakville, Ontario		Company	since March 2003. Prior to that, Mr.
			Frackowiak was Vice President and
		Interim Chief Executive	General Counsel/Canada of First
		Officer	American Title Insurance Company (title
			insurance company).

William R. LeVan (2) (3)	1991	Director	Vice President, Technology until January
Brantford, Ontario			13, 2004. Prior to that, Mr. LeVan was
			Vice President, Manufacturing from 1997
			to 2000.

M. Thomas Bright (1)	1984	Director	Owner and President of Southwestern
Dallas, Texas			Gage, Inc. (distributor of measurement
			equipment).

Peter J. Kenny (3)	1985	Director	Chairman of the Board of Atlantis
Oakville, Ontario			Submarines International Holding Inc.
			(tourism business) and of Cambridge
			Stamping Inc. (automotive parts supplier).

Lawrence G. Tapp (1) (2)	1997	Director	Chairman of the Board of Tapp
Langley, British Columbia			Technologies Inc. (label producer for the
			wine industry). Prior to that, Mr. Tapp
			was Dean of the Richard Ivey School of
			Business, University of Western Ontario.

J. Dwane Baumgardner (1) (3)	1998	Director	Retired Vice Chairman and President,
Holland, Michigan			Magna Donnelly Corporation (automotive
			parts supplier).

Hugh W. Sloan Jr. (2) (3)	1998	Director	Deputy Chairman of the Woodbridge
Bloomfield Village,			Foam Corporation (automotive parts
Michigan			supplier) since 1998. Prior to that, Mr.
			Sloan was President of the Woodbridge
			Automotive Group (automotive parts
			supplier).

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Name and Municipality	Director		Principal Occupation During the
of Residence	Since	Position	Five Preceding Years

J. Emilien Bolduc (1) (3)	1999	Director	Retired Vice Chairman of Royal Bank of
Sutton, Quebec			Canada

Robert A. Canuel (3)	2003	Director	Vice President Human Resources of
Whitby, Ontario			Hallmark Canada (a manufacturer/
distributor of social expression products).

Mary Theresa McLeod (1) (2)	2003	Director	Member and Director of the Ontario
Toronto, Ontario			Securities Commission. Founder and
President of McLeod Capital Corporation
(a financial and regulatory consulting
firm).

Daniel Lam (1)	Appointed	Director	Senior Vice President and Director at
Toronto, Ontario	Feb 10, 2004		Hampton Securities Inc. Prior to that, Mr.
Lam was Vice President & Director of
HSBC Securities Canada Inc.
  Member of the Audit Committee.
  Member of the Nominating and Corporate Governance Committee.
  Member of the Human Resources Committee.
  Ex-officio member of the Audit Committee and the Human Resources Committee. Mr. Frackowiak attends AuditCommittee meetings at the invitation of the Audit Committee but does not participate in any decision-making orvoting of the Audit Committee.
  Pursuant to the Business Corporations Act (Ontario), the Company is required to have an Audit Committee.

Audit Committee Financial Expert

Wescast's board of directors has determined that it has an audit committee financial expert (as such term is defined in the rules and regulations of the Securities and Exchange Commission "SEC") serving on its audit committee. Mr. J. Emilien Bolduc has been determined to be an audit committee financial expert and is independent (as that term is defined by The NASDAQ Stock Market, Inc.'s listing standards applicable to Wescast). The SEC has indicated that the designation of Mr. Bolduc as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the audit committee and board of directors in absence of such designation, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

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Officers

The executive officers of Wescast as at April 1, 2004, were as follows:

Name and Municipality	Position	Principal Occupation During the
of Residence		Five Preceding Years

Edward G. Frackowiak	Executive Chairman	Executive Chairman of the Company
Oakville, Ontario	Interim Chief Executive Officer	since March 2003. Prior to that, Mr.
Frackowiak was Vice President and
General Counsel/Canada of First
American Title Insurance Company (title
insurance company).

Gordon E. Currie	Vice President and Chief Financial Officer	Vice President and Chief Financial
St. George, Ontario		Officer of the Company since July 2003.
Prior to that, Mr. Currie was Vice
President, Treasurer and Chief Financial
Officer at Emco Limited.

Paul A. Lawrence	Vice President, Sales and Marketing	Vice President, Sales and Marketing of
Kitchener, Ontario		the Company.

Randolph J. Straka	Chief Operating Officer	Chief Operating Officer of the Company
Cambridge, Ontario		since December 2001 and Vice President
of Operations from November 2000.
Prior to that, Mr. Straka was President of
Lorin Industries.

Wescast's recruiting efforts for a Vice President, Human Resources and Chief Executive Officer are ongoing. In the interim, Wescast's Executive Chairman, Edward G. Frackowiak serves as acting Chief Executive Officer.

The number and percentage of securities of each class of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, by all directors and officers of the Company as a group, was approximately 27,233 shares or 0.5% of the Class A Subordinate Voting Shares and 7,376,607 or 100.0% of the Class B Common Shares, as at April 1, 2004.

CODE OF ETHICS

The Company is in the process of completing a Code of Business Conduct applicable to all employees, officers and directors as well as a Financial Code of Business Conduct applicable to the Chief Executive Officer, Chief Financial Officer, Director of Audit Services and Director of Finance. The Company expects to receive Board approval in the near future. When available, both the Code of Business Conduct and Financial Code of Business Conduct will be available without charge by contacting the Corporate Secretary at 150 Savannah Oaks Drive, Brantford, Ontario, N3T 5L8.

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PRINCIPAL ACCOUNTANT FEES AND SERVICES

The approximate fees billed for professional services rendered by Deloitte & Touche LLP, Wescast's principal auditor for the year ended December 28, 2003, and Grant Thornton LLP, Wescast's principal auditor for the year December 29, 2002 are set out below:

	(1)Fees billed by	Fees billed by Grant	(1) Fees billed by Grant	Fees billed by
	Deloitte & Touche	Thornton LLP in	Thornton LLP in	Deloitte & Touche
	LLP in 2003 ($)	2003 ($)	2002 ($)	LLP in 2002 ($)
Audit Fees (2)	90,000	60,300	119,400	0
Audit Related Fees (3)	0	10,800	46,600	0
Tax Fees (4)	519,000	30,300	52,000	162,600
All Other Fees (5)	0	0	0	22,900
Total	609,000	101,400	218,000	185,500
  Fees rendered include administration charges and-of-pocket costs.

  For the audit of Wescast's annual financial statements and services normally provided by the principal auditor in connection with Wescast's statutory and regulatory filings.

  For assurance and related services that are reasonably related to the performance of the audit and are not reported in (2), including accounting consultations and various agreed upon procedures

  For tax compliance, advice, planning and return preparation and for services related to the submission and receipt of investment tax credits earned from Scientific Research and Experimental Development (SR&ED) qualified expenditures.

  For due diligence activity with respect to the acquisition of Cordele.

Audit Committee - Pre-Approval Policies and Procedures

The Company's Audit Committee is responsible for overseeing the work of the independent auditors and considering whether the provision of services, other than audit services, is compatible with maintaining the auditors' independence. The Company has adopted a policy regarding the Audit Committee's pre-approval of all audit and permissible non-audit services provided by the independent auditors. The Committee determines, at least once a year, which audit services, audit-related services, tax services and other permissible non-audit services to pre-approve and creates a list of such pre-approved services, some with pre-approved fee thresholds.

At each regularly scheduled Audit Committee meeting, senior management provides the Audit Committee with the following:

  A report summarizing the services, or grouping of related services, including fees, provided by the independent auditor; and

  An updated projection for the current fiscal year, presented in a manner consistent with the proxy disclosure requirements, of the estimated annual fees to be paid to the independent auditor.

All fees paid to Wescast's external auditors in 2003 were approved by Wescast's Audit Committee.

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ADDITIONAL INFORMATION

Additional information, including information concerning Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Proxy Circular dated March 22, 2004, for the Annual Meeting of Shareholders for the year ended December 28, 2003. Additional financial information, including the comparative audited consolidated financial statements, is provided in the Company's Annual Report for the year ended December 28, 2003.

Copies of the above-mentioned 2003 Annual Report, as well as the following documents, are available from the Corporate Secretary, Wescast Industries Inc., 150 Savannah Oaks Drive, Brantford, Ontario, Canada, N3T 5L8:

  one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

  one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditors thereon and one copy of the most recent interim financial statements of the Company that have been filed for any period subsequent to December 28, 2003;

  one copy of the Management Proxy Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of Directors; and

  any other documents that are incorporated by reference into a preliminary short form prospectus or the short form prospectus filed in respect of a distribution of securities of the Company.

The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company, unless the securities of the Company are in the course of a distribution pursuant to a preliminary short form prospectus or a final short form prospectus, in which case such documents will be provided free of charge. The foregoing disclosure documents and other additional information related to the Company is accessible at Wescast's website, www.wescast.com or on SEDAR at, www.sedar.com.